

March 4, 2013

Via E-mail
Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, TX 78257

> **Re:** **Biglari Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed February 5, 2013**
> **File No. 333-186452**
> **and Documents Incorporated by Reference**
> **File No. 000-08445**

Dear Mr. Biglari:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We have also included comments regarding your Form 10-K filed December 10, 2012 and your Form 10-Q filed January 25, 2013. Please respond to these comments within ten business days or by advising us when you will provide the requested response.

Registration Statement on Form S-3

General

1. Please be advised that any comments concerning the Form 10-K must be resolved prior to the effectiveness of this registration statement on Form S-3.

2. We note from your Form 10-Q filed January 25, 2013 that the sum of investments and investments held by consolidated affiliated partnerships represented 42.6% of your total assets. We further note statements such as your strategy to reinvest cash generated from operations into investments with high returns and that your chief executive officer makes all "operating, investment, and capital allocation decisions." Lastly, we note your risk factor entitled, "We are subject to the risk of possibly becoming an investment company under the Investment Company Act of 1940." Please provide a detailed legal analysis explaining why you believe you are not an investment company as defined in the Investment Company Act of 1940. If available, please specifically discuss the applicability of any relevant exemptions under Section 3 of the Investment Company Act.

Prospectus Summary, page 1

Our Business, page 2

3. We note your response to comment 1 of our letter dated November 12, 2012. You state that you are "a diversified holding company engaged in a number of diverse business activities." We note that over 99% of your total net revenues for the most recently completed fiscal year were from restaurant operations. We also note from page 22 of your Form 10-K for the fiscal year ended September 26, 2012 filed on December 10, 2012 that most of the fair value of your investments was concentrated in the common stock of Cracker Barrel, a restaurant company. Please remove the above quoted statement and confirm that you will refrain from using similar statements in future filings. In the alternative, please provide us with a basis for this statement.

Signatures, page II-2

4. Please revise the second half of your signature block so that it signed by someone with the indicated capacity of principal financial officer.

Exhibit Index, page II-5

5. Please confirm that you will file your legality opinion prior to effectiveness.

Form 10-K for Fiscal Year Ended September 26, 2012

General

6. We note the statement on page 4 regarding your "intended international expansion." However, we also note on page 22 that you "have just begun to transact business in international markets." Please confirm that in future filings you will clarify the status of your international expansion plans including a description of what business you have already "begun to transact." Please

confirm that you will disclose any known plans regarding how you will expand restaurants internationally such as through franchising, licensing, or direct ownership. Please confirm that you will disclose the costs of the planned expansion and any applicable risks from that particular region.

Item 7. Management's Discussion and Analysis, page 12

Results of Operations, page 15

Fiscal Year 2012 Compared with Fiscal Year 2011, page 16

Cost and Expenses, page 16

7. We note that cost of sales as a percentage of net sales increased due to "inflationary pressures on commodities." We note similar disclosure for fiscal year 2011 compared with fiscal year 2010. Please confirm that in future filings you will describe the nature and effect of the increased commodity prices. As applicable, please also confirm that you will explain how you have responded to or offset such commodity price increases.

8. We note that franchise royalties and fees increased 12% during 2012 and that the number of franchised units increased by 3% during 2012. Therefore, it does not appear you have fully explained the cause of the increase in franchise royalties and fees. Similarly, in the comparison of 2011 and 2010 you state that franchise royalties and fees increased 45.5% during 2011 and that the number of franchised units increased by less than 2%. You additionally disclose that the inclusion of Western for the full year 2011 increased franchise fees by $1,531,000 or 0.2%, but the actual contribution from the $1,531,000 appears to be 57% of the 45.5%. Please revise future filings to explain and quantify the change in each year's reported amount.

9. When two or more factors are cited to which changes are attributable, please revise future filings to quantify each of these factors so that readers may understand the magnitude of each. For example, in the comparison between 2012 and 2011 for general and administrative expenses you state that these costs increased due to an increase in legal and professional services, higher incentive compensation costs, and efforts to franchise the Steak n Shake concept without quantification of any of the factors. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Item 8. Financial Statements and Supplementary Data

Note 5. Consolidated Affiliated Partnerships, page 38

10. Please revise future filings to disclosure here and in note 4 to include totals of various tables and amounts that will allow information to be more easily

reconciled to amounts presented in the financial statements. For example, please provide a total of investment gains and losses in the second table on page 39, a reconciliation to the $25.3 million balance of investments held by consolidated affiliated partnerships ($12.1 million in cash plus $13.1 million fair value of investments), and a total of realized investment gains and losses in the last table on page 37.

11. We note the adjustment to redeemable non-controlling interest to reflect maximum redemption value of $2.393 million during 2012. Please tell us, and revise future filings to disclose, the cause of this adjustment.

Note 14. Leased Assets and Lease Commitments, page 45

12. Please tell us and revise future filings to provide a description of the nature of your obligations under non-cancelable finance obligations and how they differ from capital lease obligations.

Form 10-K/A for Fiscal Year Ended September 26, 2012

Compensation of Named Executive Officers, page 4

13. We note your disclosure regarding your use of peer group market data in setting compensation for your named executive officers. In future filings, please identify the companies to which you benchmark and the degree to which such companies are comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Economic Terms of Incentive Agreement, page 6

14. We note your disclosure of changes in adjusted book value used in determining incentive compensation to Mr. Biglari. Please tell us the adjusted book values at September 26, 2012 and September 28, 2011. Please also provide us with a reconciliation of (a) the change in adjusted book value to the change in total shareholders' equity for each of the last two fiscal years and (b) adjusted book value to total shareholders' equity at September 26, 2012 and September 28, 2011. To aid your investors in understanding the calculation of this incentive compensation and why changes in adjusted book value differ from changes in shareholders' equity, please also include a form of reconciliation in your disclosure in future filings.

Form 10-Q for Fiscal Quarter Ended December 19, 2012

Note 16. Related Party Transactions, page 13

15. We note your disclosure that on January 11, 2013, the company and Mr. Biglari entered into a trademark license agreement granting the company the use of the names Biglari and Biglari Holdings. We also note you filed a copy of the

agreement as exhibit 10.1 to the Form 8-K dated January 11, 2013. Based on your disclosure and the exhibit, we understand the license is provided royalty-free for 20 years unless and until a triggering event occurs, after which Mr. Biglari is entitled to receive a royalty of 2.5 percent of revenues received by the company from products and services associated with the licensed names prior to or following the triggering event for a specified period of no less than five years. In this regard, please provide us with a plain English description and explanation of paragraphs 3.01(e) and 3.01(f) of the agreement. As part of your response, please also specifically clarify for us the following:

- Whether the 2.5 percent royalty in the event of a triggering event is intended to apply to all revenues received by Biglari Holdings Inc. or to a subset of revenues earned from products and services specifically sold with or under the Biglari names;
- Whether the term "revenue received" is intended to refer to revenues on a cash basis of accounting or to revenues earned on an accrual basis under US GAAP;
- Whether the 2.5 percent royalty is intended to apply to revenues both prior to the date of the triggering event (i.e., retrospectively) and for the defined period after the triggering event, or only to the defined period after the date of the triggering event; and
- What the term "no less than five years" means and how such period is determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 if you have questions regarding these comments.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Michael Nidel, Esq.
        Olshan Frome Wolosky LLP